Exhibit 99.1

Yamana Gold Inc.

For the First Quarter Ended March 31, 2008

Management’s Discussion and Analysis of Operations and Financial Condition

(US Dollars unless otherwise specified, in accordance with Canadian GAAP)

A cautionary note regarding forward-looking statements and non-GAAP measures (see Section 4) follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.             FIRST QUARTER HIGHLIGHTS

Financial

•                  Mine operating earnings of $195.2 million, an increase of approximately 156% over the comparative quarter ended March 31, 2007 and an increase of 155% over the preceding quarter ended December 31, 2007.

•                  Adjusted Earnings of $134.7 million or $0.20 per share.

•                  Net earnings of $63.1 million, an increase of 130% over the comparative quarter ended March 31, 2007.

•                  Cash flow from operations of $140 million for the quarter before changes in non-cash working capital items and $3 million after changes in non-cash working capital items.

•                  Sales of $356.1 million, an increase of 145% over the comparative quarter ended March 31, 2007 and an increase of 63% over the preceding quarter ended December 31, 2007.

•                  Cash and short-term investments of $228.2 million as at March 31, 2008.

•                  Subsequent to quarter end, completed currency hedges for 129 million Reais at a fixed exchange rate of 1.965 through to April 2011 resulting in approximately 85% of costs hedged at Sao Francisco for the balance of 2008.

Operational

•                  Total production of 237,495 gold equivalent ounces for the quarter ended March 31, 2008, an increase of 96.9% over the comparative quarter ended March 31, 2007.

•                  Average cash costs of $(124) per gold equivalent ounces after by-product credits.

•                  Copper production of 41 million pounds consisting of 31 million pounds from Chapada and 10 million pounds from Alumbrera (12.5% interest).

•                  Copper contained in concentrate sales of 33.2 million pounds.

Development and Exploration

•                  Continued exploration efforts at El Peñón, Mercedes, Gualcamayo and Pilar de Goías

•                  Continued construction of Gualcamayo with targeted start-up in the third quarter 2008.

•                  Continued expansion at Jacobina.

•                  Increased mine production at El Peñón.

Corporate Development

•                  Completed integration of assets and operations from the purchase of Meridian Gold Inc and Northern Orion Resources Inc.

2.             STRATEGIC PLAN AND OUTLOOK

The Company’s strategic plan is focused on organic growth initially targeting production of 1.2 to 1.3 million gold equivalent ounces for the year. The Company is progressing towards sustainable production levels of 1.95 to 2.5 million gold equivalent ounces in 2012 based on existing resources.  Based on existing resources and proposed increases at projects now being evaluated, the Company has formed a strategic objective of 2.2 million gold equivalent ounces of production in 2012.  Production at these levels will be driven from enhancements, expansions, improvements and development of existing assets. Exploration successes from the Company’s robust exploration portfolio are expected to support and supplement these levels. As the Company develops its projects, increases its resources and continues with feasibility work, the Company will upgrade its strategic plan into a more formalized mine plan for each project under evaluation.

The Company owns seven producing mines, two of which are undergoing expansion, five development stage projects and an extensive exploration portfolio in the Americas. The Company’s mining approach is to target low cost production, both before and particularly after by-product credits. Assuming positive feasibility studies for its advanced exploration stage projects, the Company expects capital investments over the next four years to be approximately $1.3 billion.

3.             BUSINESS ACQUISITIONS

During the fourth quarter of 2007, the Company completed the acquisitions of Meridian Gold Inc. and Northern Orion Resources Inc. As a result of the acquisition of Meridian, the Company acquired interests in the El Peñón Mine (100%) and Minera Florida Mine (100%) both in Chile, the Rossi Mine (40%) in the United States, the Mercedes project (100%) in Mexico, Esquel project (100%) in Argentina and the Jeronimo project (56.7%) in Chile. As a result of the acquisition of Northern Orion, the Company has acquired interests in the Alumbrera Mine (12.5%) and the Agua Rica project (100%) in Argentina.

The purchase prices for Meridian and Northern Orion totaled $3.6 billion and $1.2 billion, respectively.  As a result of these acquisitions, comparative figures for the quarter ended March 31, 2007 do not include operating results from the El Peñón Mine, The Minera Florida Mine, the Rossi Mine and the Alumbrera investment.

The Company believes that the business combination has resulted in the creation of a pre-eminent mid-tier gold producer with demonstrated expertise in acquiring, developing and operating large-scale mines in Latin America.

4.             OVERVIEW OF FINANCIAL RESULTS

The following table presents a summarized Statement of Operations for the quarter ended March 31, 2008 with comparatives for the quarter ended March 31, 2007:

	March 31,	March 31,
(in thousands of dollars)	2008	2007

Revenues	$356,060	$145,133
Cost of sales	(109,965)	(58,174)
Depreciation, amortization and depletion	(49,630)	(10,254)
Accretion of asset retirement obligations	(1,217)	(330)

Mine operating earnings	195,248	76,375

Expenses
General and administrative and other expenses	(16,343)	(8,683)
Other losses	(8,044)	(7,845)

Operating earnings	170,861	59,847

Other expenses	(28,895)	(2,871)
Unrealized loss on derivatives	(103,348)	(8,769)

Earnings before income taxes and equity earnings	38,618	48,207

Income tax provision	3,255	(20,781)
Equity earnings from Minera Alumbrera	21,246	—

Net earnings	$63,119	$27,426

Earnings Adjustments:
Stock-based compensation	—	425
Foreign exchange loss (gain)	1,850	1,419
Unrealized gain or loss on derivatives	103,348	8,769
Loss on impairment of Fazenda Nova and sill pillar failure expenses	—	7,845
Future income tax expense on foreign currency translation of inter corporate debt	1,506	5,183

Adjusted earnings before income tax effects	169,823	51,067

Income tax effect of adjustments on Earnings	(35,158)	(3,787)

Adjusted earnings	$134,665	$47,280

Adjusted earnings per share	$0.20	$0.13

The first quarter of 2008 represents the first quarter for which Yamana owned its 100% interest in Meridian and Northern Orion operating entities for a full quarter.

Adjusted Earnings do not include the positive impact of a one-time adjustment of approximately $2.7 million related to the impairment of certain fixed assets.

Mine operating earnings were $195.2 million for the quarter ended March 31, 2008, an increase of 156% from the 2007 first quarter of $76.4 million which did not include earnings from mines acquired through the Meridian Gold acquisition (El Peñón, Minera Florida and Rossi 40% interest).

Net earnings for the first quarter greatly improved vis-à-vis the comparative quarter ended March 31, 2007.  Adjusted Earnings were $134.7 million or $0.20 per share for the quarter.  This compares to Adjusted Earnings for the quarter ended March 31, 2007 of $0.13 per share (54% improvement) and $0.06 per share (233% improvement) for the quarter ended December 31, 2007.

The unrealized loss or gain on derivatives represents an accounting loss or gain for the quarter and may never be realized.  The Company calculates a real loss or gain on future copper delivery obligations based on the forward price for copper relating to the delivery period.  Adjusted Earnings shown above reflect only the realized losses (or gains) on copper derivatives for the quarter.  This treatment reflects the economic impact of copper hedges as if hedge accounting were available.  While the Company’s copper hedges are an effective economic hedge, accounting rules do not accommodate hedge accounting where a concentrate is produced in which copper is not the only metal.  Under hedge accounting, unrealized gains and losses would not impact the statement of operations until the designated copper is delivered in future quarters and revenues would be based on the hedged price.

Net earnings for the quarter were $63.1 million, an improvement of 130% vis-à-vis the comparative quarter ended March 31, 2007.  The increase in earnings is primarily due to operations acquired during the fourth quarter of 2007.

Revenues for the quarter were $356.1 million, an increase of 63% over the preceding quarter and an increase of 145% over the comparative quarter ended March 31, 2007.

Revenues for the quarter was comprised of $121.9 million from the sale of 142,279 ounces of gold, $192.4 million from the sale of 58,786 tonnes of concentrate and $41.7 million from the sale of 2.4 million ounces of silver.

As at March 31, 2008, outstanding receivables included 54.6 million pounds of copper and 77,652 ounces of gold provisionally valued at an average of $3.62 per pound and $927 per ounce.  As at December 31, 2007, outstanding receivables included 63.3 million pounds of copper provisionally valued at $2.99 per pound. During the first quarter of 2008, 35.3 million pounds of copper included in the December 31, 2007 receivables were settled at an average final price of $3.16 per pound resulting in positive pricing adjustments of $9.3 million ($6.1 million net of tax) in the quarter. Net positive pricing adjustments included in revenues for the period were $27.9 million of which $21.9 million relates to receivables that were outstanding at the end of 2007 and remain outstanding at the end of the first quarter 2008. Pricing adjustments are recorded in revenues.

The Company’s average net realized gold price during the quarter was $927 per ounce, an increase of 44% from an average net realized price of $645 per ounce during the comparative quarter ended March 31, 2007. This compares to an average spot price for the quarter of $925 per ounce.

The average realized price from Chapada was $3.54 per pound of copper for the quarter consistent with the average spot price of $3.54 per pound of copper.

The table below presents selected quarterly financial and operating data:

(Unaudited)	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007

Financial results (in thousands of dollars)
Revenues (i)	$356,060	$218,598	$199,693	$183,667
Mine operating earnings	$195,248	$76,610	$124,936	$106,659
Net earnings for the period	$63,119	$47,109	$29,950	$52,761
Adjusted net earnings (iii)	$134,665	$35,221	$71,461	$76,429
Cash flow from operating activities (after changes in non-cash working capital items)	$3,041	$145,808	$55,354	$78,851
Cash flow from operating activities (before changes in non-cash working capital items (iii)	$140,000	$28,033	$104,978	$90,905
Cash flow to investing activities	$(118,664)	$(535,865)	$(75,549)	$(61,375)
Cash flow (to) from financing activities	$44,060	$601,434	$(1,273)	$(1,542)

Per share financial results
Basic earnings per share	$0.09	$0.08	$0.08	$0.15
Diluted earnings per share	$0.09	$0.08	$0.08	$0.14
Adjusted earnings per share (iii)	$0.20	$0.06	$0.20	$0.22

Financial Position (in thousands of dollars)
Cash and cash equivalents	$213,916	$284,894	$66,944	$88,956
Total assets	$9,929,098	$9,895,924	$2,516,995	$2,407,179
Total long-term liabilities excluding long-term future income tax liabilities	$841,749	$773,272	$105,576	$41,105
Long term portion of future income tax liabilities	$2,657,641	$2,696,387	$384,009	$389,198

Production
Commercial gold equivalent ounces produced	237,495	229,488	131,366	115,843
Total gold equivalent ounces produced excluding 12.5% equity interest in Alumbrera	220,442	209,092	131,366	115,843

Cash costs per gold equivalent ounces produced (ii)	$(124)	$(9)	$(339)	$(434)
Co-product cash costs per gold equivalent ounces produced (ii)	$368	$350	$322	$325

Chapada copper contained in concentrate production (millions of lbs)	31.0	30.5	33.5	31.5
Chapada co-product cash costs per lb of copper (ii)	$1.02	$0.78	$0.71	$0.72

Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	9.9	11.40	—	—
Alumbrera co-product cash costs per lb of copper (ii)	$1.86	1.42	—	—

Chapada concentrate production (tonnes)	53,134	51,977	54,628	50,304
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	18,203	20,254	—	—

Sales
Gold sales (ounces)	187,200	161,753	128,056	120,022
Gold equivalent sales (ounces)	232,002	194,505	128,056	120,022
Alumbrera attributable gold sales (ounces)	13,951	24,553	—	—

Chapada payable copper contained in concentrate sales (millions of lbs)	33.2	28.4	33.0	31.7
Chapada concentrate sales (tonnes)	58,786	48,677	55,773	56,183

Alumbrera (12.5% interest payable) attributable copper contained in concentrate sales (millions of lbs)	7.8	13	—	—
Alumbrera (12.5% interest) attributable concentrate sales (tonnes)	14,623	24,790	—	—

Silver sales (million of ounces)	2.4	—	—	—

Average realized gold price per ounce (i)	$927	$795	$686	$660
Chapada average realized copper price per lb (excluding derivative contracts)	$3.54	$3.19	$3.54	$3.59
Average realized silver price per ounce (i)	$17.83	$—	$—	$—

(Unaudited)	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006

Financial results (in thousands of dollars)
Revenues (i)	$145,133	$59,951	$50,299	$41,882
Mine operating earnings	$76,375	$8,904	$9,492	$11,482
Net earnings for the period	$27,426	$6,141	$(12,085)	$(58,312)
Adjusted net earnings (iii)	$47,280	$504	$4,690	$13,146
Cash flow from operating activities (after changes in non-cash working capital items)	$13,861	$3,901	$(22,319)	$15,311
Cash flow from operating activities (before changes in non-cash working capital items) (iii)	$68,928	$2,655	$14,603	$15,051
Cash flow from investing activities	$(29,803)	$(10,785)	$(50,663)	$(57,180)
Cash flow from financing activities	$15,725	$3,452	$1,368	$87,822

Per share financial results
Basic earnings per share	$0.08	$0.02	$(0.04)	$(0.21)
Diluted earnings per share	$0.07	$0.02	$(0.04)	$(0.21)
Adjusted earnings per share (iii)	$0.13	$—	$0.02	$0.05

Financial Position (in thousands of dollars)
Cash and cash equivalents	$69,808	$69,680	$70,733	$142,347
Total assets	$2,267,075	$2,181,192	$1,433,890	$1,448,069
Total long-term liabilities excluding long-term future income tax liabilities	$38,049	$59,029	$23,827	$25,493
Long-term portion of future income tax liabilities	$346,406	$328,372	$157,708	$160,896

Production(iv)
Commercial gold equivalent ounces produced	120,607	104,563	79,912	64,966
Pre-Commercial gold equivalent ounces produced	—	7,881	8,869	12,194
Total gold equivalent ounces produced	120,607	112,444	88,781	77,160

Cash costs per gold equivalent ounces produced (ii)	$(105)	$321	$337	$332
Co-product cash costs per gold equivalent ounces produced (ii)	$303	$321	$337	$332

Copper contained in concentrate production (millions of lbs)	27.4	NA	NA	NA
Co-product cash costs per lb of copper (ii)	$0.66	NA	NA	NA

Concentrate production (tonnes)	44,430	NA	NA	NA

Sales
Gold sales (ounces)	122,699	97,240	82,602	67,180
Pre-commercial gold sales (ounces)	—	19,739	—	—
Total gold sales (ounces) (i)	122,699	116,979	82,602	67,180

Gold equivalent sales (ounces)	122,699	97,240	82,602	67,180

Copper contained in concentrate sales (millions of lbs)	23.9	NA	NA	NA
Concentrate sales (tonnes)	40,615	NA	NA	NA

Average realized gold price per ounce (i)	$645	$619	$615	$628
Average realized copper price per lb (excluding hedge contacts)	$2.81	NA	NA	NA

(i)	Revenues consist of sales net of sales taxes. Revenues per ounce data is calculated based on gross sales.
(ii)	During commercial production.
(iii)	A note regarding non-GAAP measures is included in this Management’s Discussion and Analysis of Operations and Financial Condition.
(iv)	Gold equivalent ounces include silver ounces converted to gold on a ratio of 53.85:1.

5.             NON-GAAP MEASURES

The Company has included certain non-GAAP measures including cash cost per gold equivalent ounce data, Adjusted Earnings or Loss and Adjusted Earnings or Loss per share to supplement its financial statements, which are presented in accordance with Canadian GAAP and US GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The Company has included cash cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs are calculated on a by-product and co-product basis. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard. By-product cash costs are computed by deducting by-product from operating cash costs.  Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals based on an estimated or assumed ratio. The following table provides a reconciliation of cost of sales per the financial statements and cash cost per ounce:

	In thousands of dollars		Dollar per gold equivalent ounce
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Cost of sales (i)	$109,965	$58,174	$463	$482

Adjustments:
Copper by-product credits	(111,982)	(63,331)	(472)	(525)
Impact of equity interest in Alumbrera (12.5%)	(27,097)	—	(114)	—
Non-cash adjustments	(252)	(7,507)	(1)	(62)

Total cash costs (ii)	$(29,366)	$(12,664)	$(124)	$(105)

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.
(ii)	Amortization and inventory purchase accounting adjustments are excluded from both total cash costs and cost of sales.

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock options expense, (b) foreign exchange loss, (c) future income tax expense (recovery) on the translation of foreign currency inter corporate debt, (d) unrealized gains (losses) on commodity contracts, (e) debt repayment expense, (f) impairment losses, (g) non-controlling interest and (h) internal transaction costs. The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures.  Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.  The terms “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

6.             MINES AND DEVELOPMENT PROJECTS

The following chart summarizes commercial production and cash costs per ounce of gold equivalent for the quarter ended March 31, 2008 with comparative figures for the quarter ended March 31, 2007 by mine:

		Total Gold Equivalent Production (oz.) (i)	Total Gold Equivalent Sales (oz.)	Total Copper Production (millions of lbs)	Total Concentrate Production (tonnes)	Cash costs per Gold Equivalent ounce (ii)	Co-product Cash costs per lb of Copper (ii)

Chapada	Q1 2008	36,939	46,801	31.0	53,134	$(1,931)	$1.02
	Q1 2007	38,954	33,723	27.4	44,430	$(1,077)	$0.66
El Peñón	Q1 2008	97,873	95,796	—	—	$277	$—
	Q1 2007	—	—	—	—	$—	$—
São Francisco	Q1 2008	21,396	23,397	—	—	$511	$—
	Q1 2007	31,261	34,880	—	—	$328	$—
Jacobina	Q1 2008	12,701	13,373	—	—	$553	$—
	Q1 2007	7,076	9,676	—	—	$470	$—
San Andrés	Q1 2008	8,697	8,575	—	—	$677	$—
	Q1 2007	16,952	18,349	—	—	$359	$—
Fazenda Brasileiro	Q1 2008	23,060	24,400	—	—	$473	$—
	Q1 2007	22,317	20,799	—	—	$330	$—
Minera Florida	Q1 2008	16,835	16,703	—	—	$325	$—
	Q1 2007	—	—	—	—	$—	$—
Fazenda Nova	Q1 2008	—	—	—	—	$—	$—
	Q1 2007	4,047	5,272	—	—	$551	$—
Rossi (40% interest)	Q1 2008	2,941	2,957	—	—	$574	$—
	Q1 2007	—	—	—	—	$—	$—
Total before equity interest	Q1 2008	220,442	232,002	31.0	53,134	$(10)	$1.02
	Q1 2007	120,607	122,699	27.4	44,430	$(105)	$0.66
Alumbrera (12.5% interest)	Q1 2008	17,053	13,951	9.9	18,203	$(1,589)	$1.86
	Q1 2007	—	—	—	—	$—	$—
Total	Q1 2008	237,495	245,953	40.9	71,337	$(124)	$1.22
	Q1 2007	120,607	122,699	27.4	44,430	$(105)	$0.66

(i)           Gold equivalent ounces include silver ounces converted to gold on a ratio of 53.85:1.

(ii)          A note regarding non-GAAP measures is included in this Management’s Discussion and Analysis.

A total of 237,495 gold equivalent ounces were produced during the quarter increasing from 229,488 gold equivalent ounces for the quarter ended December 31, 2007. A total of 120,607 ounces of gold were produced by the Company’s mines during the comparative quarter ended March 31, 2007.  First quarter production levels were in part affected by higher than normal seasonal rainfall at Chapada and São Francisco.

Additionally, copper production for the quarter totaled approximately 41 million pounds, of which 31 million pounds were produced at Chapada, with the balance coming from the Company’s 12.5% interest in Alumbrera.

Average cash costs for the quarter net of by-product credits were $(124) per ounce compared to $(105) per ounce for the comparative quarter ended March 31, 2007. On a co-product basis average cash costs for the quarter were $1.22 per pound of copper and $368 per ounce of gold compared to $0.66 per pound of copper and $303 per ounce of gold in the first quarter of 2007.

Costs during the first quarter of 2008 were impacted by the appreciation of the Brazilian Real  vis-à-vis the US Dollar and by seasonality experienced at Chapada and São Francisco where the rainy season caused a slow down in production and an increase in associated costs relating to consumables and maintenance.

CHAPADA MINE

Operating Statistics	March 31, 2008	March 31, 2007

Production
Concentrate (tonnes)	53,134	44,430

Gold contained in concentrate production (ounces)	36,939	38,954

Copper contained in concentrate (millions of pounds)	31.0	27.4

Cash costs per ounce produced	$(1,931)	$(1,077)
Co-product cash costs per oz of gold produced	$341	$187
Co-product cash costs per lb of copper produced	$1.02	$0.66

Ore mined (tonnes)	2,751,174	3,565,302
Ore processed (tonnes)	3,197,413	3,512,277

Gold ore grade (g/t)	0.48	0.57
Copper ore grade (%)	0.49	0.47

Gold concentrate grade (g/t)	21.63	27.30
Copper concentrate grade (%)	26.50	28.01

Gold recovery rate (%)	74.5	66.6
Copper recovery rate (%)	89.2	83.6

Sales
Concentrate (tonnes)	58,786	40,615
Payable gold contained in concentrate (ounces)	46,801	33,723
Payable copper contained in concentrate (millions of pounds)	33.2	23.9

Depreciation, amortization and depletion per gold ounce	$175	$39

Chapada produced a total of 36,939 ounces of gold contained in concentrate and 31 million pounds of copper contained in concentrate during the quarter.  Production was impacted by a heavy rainy season during the quarter.  As such, lower grade surface areas were mined during the quarter.  Production returned to expected levels in March with production of approximately 14,000 ounces of gold for the month.  Production for the year remains as expected at 170,000 to 175,000 ounces of gold and 155 to 160 million pounds of copper for 2008.

Average cash costs on a net of by-product basis were $(1,931) per ounce. This compares to $(1,077) per ounce for the quarter ended March 31, 2007.  Cash costs for the first quarter at Chapada on a co-product basis were approximately $1.02 per pound of copper and $341 per ounce of gold, largely due to heavier than normal seasonal rainfalls and the strengthening of Brazilian Real.  The heavy rainfalls resulted in the mine plan being amended to mine ore from lower grade areas, increased maintenance costs and reduced the tonnes mined.  These factors had a negative impact on cash costs along with increased costs for steel, fuel, power and consumables which have generally increased across the industry.

This is the first full year of production and seasonality at Chapada.  The Company is currently reviewing ways to minimize the impact of heavier than normal rainfall on production levels.  Normalized production should significantly decrease cash costs.  Co-product cash costs for the comparative quarter ended March 31, 2007 were $187 per ounce gold and $0.66 per pound of copper.

Yamana has previously estimated cash costs at Chapada to be in the range of $250 to $300 per ounce of gold (averaging approximately $275 per ounce for the balance of the year) and $0.70 to $0.80 per pound of copper (averaging approximately $0.75 per pound for the balance of the year).

Total revenues for the quarter net of sales taxes, treatment and refining costs were $192.4 million. Associated transportation costs were approximately $6.2 million.

EL PEÑÓN

Operating Statistics	March 31, 2008	March 31, 2007 (i)

Production
Gold equivalent (ounces)	97,873	82,873
Gold production (ounces)	54,609	55,600

Cash costs per gold equivalent ounce produced	$277	—

Ore mined (tonnes)	257,919	231,549

Gold ore grade (g/t)	7.61	8.4
Silver ore grade (g/t)	330.58	238.0

Gold recovery rate (%)	93.6	—
Silver recovery rate (%)	91.9	—

Sales
Gold equivalent ounce sales (ounces)	95,796	—
Gold sales (ounces)	53,981	—
Silver sales (ounces)	2,251,732	—

Depreciation, amortization and depletion per ounce	$293	—

(i)

Comparative information reported is as publicly disclosed by Meridian Gold Inc. for the period ended March 31, 2007.  These amounts were not consolidated into the Company’s results, as Meridian Gold was acquired during the fourth quarter of 2007.

El Peñón was acquired through the Company’s acquisition of Meridian in October 2007 and as such there are no comparable figures for the quarter ended March 31, 2007.

During the quarter, El Peñón produced a total of 97,873 gold equivalent ounces with an average grade of 7.61 g/t.

Recovery rates averaged 94% during the quarter.

Continued developments at the El Peñón mine are expected to result in increased production to approximately 500,000 gold equivalent ounces per year late 2008, growing to approximately 600,000 gold equivalent ounces per year by the end of 2009.

The Company is evaluating a mine plan at El Peñón which includes processing of ore increasing to a sustainable level of approximately 3,500 tonnes per day by late 2008, increasing production to 500,000 gold equivalent ounces per year and to approximately 5,000 tonnes per day by the end of 2009 as a result of improvements in mine development and processing.  Continuing exploration activities particularly in the North Block area suggest that sufficient ore will be available to sustain a throughput increase.  In addition, existing resources and an historical 80% conversion rate of reserves to resources at El Peñón support the Company’s view that production can be increased initially to 500,000 gold equivalent ounces per year for a sustainable period of 10 years.

Additional developments include the upgrade of equipment and improvements in mine production and efficiency.

Yamana has previously guided that it expects cash costs for El Peñón for the remainder of the year in the range of $270 to $290 per gold equivalent ounce with an average of approximately $285 per gold equivalent ounce.

JACOBINA

Operating Statistics	March 31, 2008	March 31, 2007

Production
Gold production (ounces)	12,701	7,076

Cash costs per ounce produced	$553	$470

Ore mined (tonnes)	315,666	146,183
Ore processed (tonnes)	200,751	132,570

Gold grade (g/t)	2.12	1.76

Gold recovery rate (%)	95.2	95.1

Sales
Gold sales (ounces)	13,373	9,676

Depreciation, amortization and depletion per gold ounce	$268	$166

During the first quarter, the Company shut down the plant at Jacobina for refurbishment of one of the mills to accommodate higher throughput expectation as part of the ongoing expansion plan.  Since then, the first phase of Jacobina’s expansion has been undergoing commissioning and the Company has now undertaken the second phase of the expansion. In April 2008, the plant resumed operations and commencing in May 2008 throughput is expected to increase from approximately 5,000 tonnes per day to over 6,500 tonnes per day by the end of the second quarter.  Yamana  is planning plant capacity to increase to over 7,500 tonnes per day by the end of 2008.  Development work will continue throughout 2008 and in the process the Company will develop a full and comprehensive mine plan to accommodate the expansion and longer term processing of ore at the various levels of plant capacity.  With development work that began in 2007 at the newer areas, approximately one-third of the ore will come from the newer mines in 2008 increasing over time as development work continues.  Production in Q2 2008 is expected to exceed 21,000 ounces increasing to 40,000 to 45,000 ounces in Q4 2008 as compared to 12,700 ounces of gold in Q1 2008.  Jacobina is a complex of four mines with a common plant. Our challenge at Jacobina has always been time.  It is a mine with a comparatively low grade which performs very well both in terms of ounces produced and cash costs with increased throughput.  With the appropriate time to commission a plant expansion and for proper ore development, we will demonstrate the viability and true potential of Jacobina.

As a result of the plant shut-down, production for the quarter was 12,701 ounces of gold which compares to 7,076 ounces of gold produced for the quarter ended March 31, 2007 and 18,264 ounces of gold produced during the quarter ended December 31, 2007.

Cash costs for the quarter were $553 per ounce an improvement of 11.7% from cash costs of $626 during the quarter ended December 31, 2007.  Cash cost improvements mainly are a result of the improved grade and higher production level.

Expenditures for the quarter on the expansion were $12.1 million.  Total capital expenditures for the expansion are estimated at $64.6 million.

GUALCAMAYO PROJECT

Construction continues at Gualcamayo and is on schedule to be completed later in 2008 with the leach pads nearing completion.  Production for 2008 is expected to be up to 25,000 ounces of gold and the Company expects to have approximately 55,000 to 60,000 ounces of gold in inventory contained in 1.3 million tonnes of ore loaded on the leach pads by year end.  This will contribute to achieving full commercial production targets for 2009. The Company previously indicated that it would deliver ore to the leach pads by truck pending completion of the ore pass and this would begin this summer.  While this option remains available to commence production, Yamana believes that the completion of the ore pass for ore delivery is integral to sustainable operations and that commercial production will be declared only after the ore pass is completed and is operating according to plan which is expected at year end.

The leach pads are near completion and the ore pass is expected to be completed later in the year. The Company expects 2009 commercial production of 220,000 to 250,000 ounces of gold.

Total construction expenditures for the quarter were $31.9 million. The Company expects to spend an additional $108 million in capital expenditures on the construction of Gualcamayo for the remainder of 2008. To date, the Company has committed approximately $157.1 million or approximately 85% of capital expenditures.

An additional $8.1 million was spent during the quarter on fixed assets, exploration and feasibility related expenditures

SÃO FRANCISCO MINE

Operating Statistics	March 31, 2008	March 31, 2007

Production
Commercial Gold production (ounces)	21,396	31,261

Cash costs per ounce produced	$511	$328

Ore mined (tonnes)	1,875,875	1,797,812

Gold grade (g/t)	0.44	0.52

Full recovery rate (%)	74.0	77.0
Recovery rate (%)	65.1	104.1

Sales
Gold sales (ounces)	23,397	34,880

Depreciation, amortization and depletion per gold ounce	$134	$69

A total of 21,396 ounces of gold were produced from the São Francisco Mine during the quarter. This compares to production of 31,261 ounces of gold during the comparative quarter ended March 31, 2007 and 21,244 ounces during the quarter ended December 31, 2007.

Production levels during the quarter were lower than anticipated due to heavy seasonal rainfall resulting in mining from lower grade areas.  Production at São Francisco was also impacted by a significant variance between actual and planned head grade (mine call factor) which will vary periodically and in particular quarter over quarter due to the coarse gold nature of the ore. Improvements in mining and ore processing are expected to result in increased production beginning in 2008.

Average cash costs for the quarter were $511 per ounce. This compares to $328 per ounce and $455 per ounce for the quarters ended March 31, 2007 and December 31, 2007, respectively.  The increase in cash costs was principally due to a 4% appreciation in the Real during the quarter and lower grade than expected due to higher than expected volume of rainfall.  This resulted in a postponement of the extraction of deeper higher grade ore to a less rainy period as the required drainage to access deeper ore is more complex and has associated higher costs if performed during the rainy season.

Subsequent to the quarter end, an additional currency hedge for approximately 129 million Reais at a rate of 1.965 Brazilian Real to the US Dollar was put in place to manage the Company’s exposure to increases in costs at the São Francisco Mine due to fluctuations in the R-US$ exchange rate. This hedge will help improve cash costs and provide protection against a strengthening Brazilian Real.  A total of R63 million are under open contracts through 2010 relating to São Francisco costs.  These contracts fix the exchange rate at an average of 2.2997 Real to the US Dollar. São Francisco now has approximately 85% of its costs hedged for the balance of 2008 and 60% thereafter through April, 2011.  Had the hedge been in place at the beginning of the previous quarter, cash costs for São Francisco would have been reduced by approximately $30 per ounce (this assumes all other variables remained constant).

The Company expects São Francisco will achieve annual production of approximately 120,000 to 130,000 ounces of gold for 2008.

OTHER OPERATING MINES

The following table presents key operating data for other operating mines:

Minera Florida Operating Statistics	March 31, 2008	March 31, 2007 (i)
Production
Gold equivalent production (ounces)	16,835	16,711
Gold production (ounces)	14,043	15,300
Cash costs per gold equivalent ounce produced	$325	—
Ore mined (tonnes)	103,954	106,700
Gold grade (g/t)	4.77	5.7
Silver ore grade (g/t)	60.74	35.0
Gold recovery rate (%)	84.7	—
Silver recovery rate (%)	71.1	—
Sales
Gold equivalent ounce sales (ounces)	16,703	—
Gold sales (ounces)	13,762	—
Silver sales (ounces)	158,391	—
Depreciation, amortization and depletion per ounce	$156	$—

San Andrés Operating Statistics	March 31, 2008	March 31, 2007
Production
Gold production (ounces)	8,697	16,952
Cash costs per ounce produced	$677	$359
Ore mined (tonnes)	740,600	1,034,909
Gold grade (g/t)	0.57	0.58
Full recovery rate (%)	84.0	88.0
Recovery rate (%)	65.0	88.4
Sales
Gold sales (ounces)	8,575	18,349
Depreciation, amortization and depletion per gold ounce	$64	$36

Fazenda Brasileiro Operating Statistics	March 31, 2008	March 31, 2007
Production
Gold production (ounces)	23,060	22,317
Cash costs per ounce produced	$473	$330
Ore mined (tonnes)	286,690	251,567
Ore processed (tonnes)	283,292	252,562
Gold grade (g/t)	2.72	2.93
Gold recovery rate (%)	93.8	93.9
Sales
Gold sales (ounces)	24,400	20,799
Depreciation, amortization and depletion per gold ounce	$89	$131

Rossi (40% interest) Operating Statistics	March 31, 2008	March 31, 2007 (i)
Production
Gold equivalent production (ounces)	2,941	—
Gold production (ounces)	2,895	—
Cash costs per gold equivalent ounce produced	$574	—
Ore mined (tonnes)	12,540	1,925
Gold ore grade (g/t)	13.23	13
Gold recovery rate (%)	80.8	—
Sales
Gold equivalent ounce sales (ounces)	2,957	—
Gold sales (ounces)	2,911	—
Silver sales (ounces)	2,489	—
Depreciation, amortization and depletion per ounce	$265	$—

Alumbrera (12.5% interest) Operating Statistics	March 31, 2008	March 31, 2007 (ii)
Production
Concentrate (tonnes)	18,203	—
Gold production (ounces)	1,821	—
Gold production in concentrate (ounces)	15,232	—
Total gold production (ounces)	17,053	14,416
Copper contained in concentrate (millions of pounds)	9.9	10.9
Cash costs per ounce produced	$(1,589)	—
Co-product cash costs per oz of gold produced	$334	—
Co-product cash costs per lb of copper produced	$1.86	—
Ore mined (tonnes)	420,373	—
Gold grade (g/t)	0.63	0.54
Copper grade (%)	0.50	—
Gold recovery rate (%)	73.9	69.0
Copper recovery (%)	79.0	—
Sales
Gold sales (ounces)	11,792	—
Gold dore bar (ounces)	2,159	—
Total gold sales (ounces)	13,951	—
Silver sales (ounces)	21,367	—
Copper sales (pounds)	7,819,094	—

(i)

Comparative information reported is as publicly disclosed by Meridian Gold Inc. for the period ended March 31, 2007.  These amounts were not consolidated into the Company’s results, as Meridian Gold was acquired during the fourth quarter of 2007.

(ii)

Comparative information reported is as publicly disclosed by Northern Orion Resources Inc. for the period ended March 31, 2007.  These amounts have not been consolidated into the Company’s results, as Northern Orion was acquired during the fourth quarter of 2007.

Gold production from all other mines was 53,354 gold equivalent ounces during the quarter.  Rossi and Alumbrera were acquired through the Company’s acquisition of Meridian and Northern Orion, respectively in October 2007.

In addition, the Company produced 943 tonnes of zinc during the quarter from the Minera Florida Mine which is accounted for as a by-product.  The Company continues to advance its mine and mill expansion at Minera Florida which is expected to increase milling capacity to over 65,000 tonnes per month and annual gold equivalent production to over 120,000 ounces by 2009.

Production at San Andrés was lower than expected due to delays in permitting for horizontal expansion of the heap leach pads; resulting in the unavailability of the heap leach space.  The permit has been received.  Normalized production levels have resumed which is expected to lower cash costs.

The Company’s interest in the Alumbrera mine, acquired through its acquisition of Northern Orion, is reported as an equity investment.  The Company recorded an earnings equity pick-up from its 12.5% interest in Alumbrera Mine of $21.2 million (March 31, 2007 - $nil) for the first quarter.  The Company received a $5 million cash distribution from Alumbrera during the quarters.

Balance, beginning of period	$240,622
Equity in earnings	22,227
Amortization of excess purchase price	(981)
Cash distributions received	(5,000)

$256,868

7.             GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $16.3 million for the quarter ended March 31, 2008. This compares to $8.7 million for the comparative quarter ended March 31, 2007. The increase in general and administrative expenses reflects the Company’s growth from operations and acquisitions and the growing infrastructure to support its production growth.

8.             FOREIGN EXCHANGE

The Company recognized a foreign exchange loss of $1.9 million during the quarter.  This compares to a foreign exchange gain of $1.4 million for the comparative period ended March 31, 2007.

The Company’s revenues are denominated in US Dollars. However, the Company’s operating expenses are incurred predominantly in Brazilian Reais, Argentine Pesos, Chilean Pesos and to a lesser extent in Canadian Dollars, US Dollars and Honduras Lempiras. Accordingly, fluctuations in the exchange rates could significantly impact the results of operations.

The following table summarizes the movement in key currencies vis-à-vis the US Dollar:

	March 31, 2008	March 31, 2007	Variance	December 31, 2007	Variance

Average Exchange Rate
CAD - USD	1.0008	1.1682	14.3%	1.0031	0.2%
BRL - USD	1.7112	2.0888	18.1%	1.7844	4.1%
ARG - USD	3.1630	3.1190	-1.4%	3.1407	-0.7%
CLP - USD	443.690	538.7684	17.6%	499.643	11.2%

Closing Exchange Rate
CAD - USD	1.0232	1.1546	11.4%	0.9913	-3.2%
BRL - USD	1.7458	2.0504	14.9%	1.7713	1.4%
ARG - USD	3.1578	3.1235	-1.1%	3.1490	-0.3%
CLP - USD	440.000	539.283	18.4%	497.700	11.6%

The Company entered into certain hedge contracts where the value of the Real has been fixed against the US Dollar. These hedges are further described in Section 10: Derivatives.

9.             INVESTMENT INCOME AND INTEREST EXPENSE

The Company had interest and other business income of $3.3 million for the quarter ended March 31, 2008. This compares to $0.9 million in interest income for the comparative periods ended March 31, 2007. Interest expense for the quarter ended March 31, 2008 was $13.5 million, consisting mainly of interest expense incurred in respect the credit facilities. This compares to $2.4 million for the comparative quarter which consisted mainly of interest expense related to copper derivatives.

10.          DERIVATIVES

The Company recorded realized losses on the settlement of derivatives of $16.9 million during the quarter.

Additionally, the Company recorded an unrealized loss on derivative contracts of $103.3 million during the quarter.  This compares to an unrealized loss of $8.8 million during the quarter ended March 31, 2007.  These notional losses are comprised mainly of unrealized losses on the copper derivative contracts as described below under “Commodity Hedging”.

COMMODITY HEDGING

The Company enters into commodity forward contracts to mitigate the commodity price risk and enable business planning with greater certainty.  From time to time, the Company may enter into long call options to ensure its participation in commodity price increases.

The Company has a copper hedging program that was designed to secure an accelerated pay back and to protect future earnings and cash flows from its Chapada mine.  Hedging copper also provides further leverage to gold prices and increases the impact of gold on the Company’s unhedged revenues.

The copper derivatives provide an effective economic hedge against downward movements in the copper price allowing the Company to manage metal price risk and enable business planning with certainty.  As Chapada produces a concentrate of copper and gold which is sold in concentrate form, under accounting rules, hedge accounting may not be possible.  However, the Company has concluded that the above mentioned financial instruments provide an effective means for the Company to manage metal price risk and enable business planning with greater certainty.  In accordance with hedge accounting rules changes in the fair value of the financial instruments are reflected in current earnings from period to period. This accounting results in fluctuations in net earnings from period to period until such time as the contracts are closed. The unrealized mark-to-market gain (loss) represents the value on notional cancellation of these contracts based on market values as at March 31, 2008 and does not represent an economic obligation for the Company nor does it represent an estimate of future gains or losses.

The following table summarizes the details of the copper hedging program outstanding as at March 31, 2008:

Year of Settlement	Contract Type	Pounds Outstanding (in millions)	Weighted Average Contract Price ($/lb)	Weighted Average Forward Price as at March 31, 2008 ($/lb)	Unrealized Loss on Copper Derivatives (in thousands)

2008	Forward sales	90.7	$2.94	$3.42	$45,715
2009	Forward sales	68.7	$2.94	$3.60	41,378
2010	Forward sales	35.7	$2.68	$3.44	19,059
2011	Forward sales	35.0	$2.38	$3.27	15,492
2012	Forward sales	0.7	$2.35	$3.18	303

		230.9			121,947

2008	Call Options	71.8	$3.25	$3.42	(19,309)

					$102,638

The Company recorded a mark-to-market loss of $102.6 million (March 31, 2007 - $8.8 million) net of the mark-to-market gain on the call options during the first quarter.  The Company has a total of approximately 231 million pounds under open forward contracts as at March 31, 2008.

In addition to its copper derivatives the Company has historical forward sales commitments for the physical sale of a modest amount of silver ounces.  Under this agreement, the Company is committed to selling in each of 2008 and 2009, 230,000 ounces of silver at a fixed price of $13.13 per ounce and an additional 110,000 ounces for each of 2008 and 2009 at a minimum price of $13.13 per ounce. The fair value of the contract is being recognized over the term of the contract.  The fair value of these instruments as at March 31, 2008 is a loss of approximately $1.7 million.

The Company also has 3,150 tonnes of zinc forward contracts with an average price of $2,860 per tonne expiring December 2009. The Company is recording unrealized mark-to-market gains and losses on these contracts.  During the first quarter the Company recognized an unrealized loss of $0.2 million in respect to these forward contracts.  A realized gain of $0.4 million was also recognized during the quarter. A total of 3,150 tonnes of zinc were under open contracts as at March 31, 2008.  Contracts have an average price of $2,860 per tonne and expire December 2009.

CURRENCY HEDGING

As at March 31, 2008, the Company held forward contracts to hedge against the risk of an increase in the value of the Real versus the US Dollar with respect to a portion of the expected Real expenditures. These contracts fix the rate of exchange for the sale of approximately 280 million Reais at an average exchange rate of 2.316 Real to the US Dollar. These contracts are based on projected monthly purchases beginning in February 2007 through to February 2010.

Subsequent to the quarter end, the Company entered into an additional currency hedge program, fixing an exchange rate of 1.965 Brazilian Real to the US Dollar, which is favourable compared to the expected exchange rate of 1.90 Real to the US Dollar. This positively affects the Company’s cost structure and is wholly allocated to the costs at São Francisco.  A total of approximately 129 million Reais were hedged for 2008 through to April, 2011, of which 27.7 million Reais were hedged for 2008, 26.9 million Reais for 2009, and approximately 74.7 million Reais for 2010 through April, 2011. São Francisco now has approximately 85% of its costs hedged for the balance of 2008 and 60% thereafter through April, 2011.  Had the hedge been in place at the beginning of the previous quarter, cash costs for São Francisco would have been reduced by approximately $30 per ounce.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of the hedge of $0.9 million for the quarter ended March 31, 2008 credited to other comprehensive income and the ineffective portion of $0.4 million expensed in the quarter ended March 31, 2008.

The following table summarizes the details of the currency hedging program as at March 31, 2008:

(quantities in thousands)

	São Francisco Mine		Jacobina Mine		Total
Year of Settlement	Brazilian Real Notional Outstanding	Contract Fixed Rate	Brazilian Real Notional Outstanding	Contract Fixed Rate	Brazilian Real Notional Outstanding	Weighted Average Contract Rate	Market rate as at March 31, 2008

2008	24,594	2.1232	45,225	2.1207	69,819	2.1216	1.7491
2009	32,882	2.1232	65,700	2.1207	98,582	2.1215	1.7491
2010	5,480	2.1232	5,475	2.1207	10,955	2.1220	1.7491

	62,956		116,400		179,356

INTEREST RATE HEDGING

The Company has a $550 million interest rate swap agreement to convert a floating rate credit facility to a fixed rate over a 5 year period. These contracts fix the rate of interest on this portion of the Company’s long-term debt at a weighted average of 4.50% plus a margin of 0.95% to 1.50% per annum, depending on the Company’s debt to EBITDA ratio. The current margin is 1.10%.  Of the amount hedged the Company has settled $21.1 million of the notional amount as at March 31, 2008.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge fair value of $13.5 million loss for the quarter recorded to other comprehensive income.

11.          INCOME TAXES

The Company recorded an income tax recovery of $3.3 million for the quarter. The tax provision reflects a future income tax recovery of $41.3 million and a current income tax expense of $38.0 million. The income tax recovery for the first quarter is 8.4%; however; the income tax expense from operations is 23.9%.  This discrepancy is the result of items such as the mark-to-market loss, foreign exchange and the amortization of the excess purchase price on acquisition which are deducted from income from operations and only have an impact on the future tax expense.  The tax rate is reconciled as follows:

	Net Income	Current Tax Expense (Recovery)	Future Tax Expense (Recovery)	Total Tax Expense (Recovery)	% of Net Income

Income from operations	$164,665	$38,024	$1,340	$39,364	23.9%
Items not affecting current tax	(126,048)	—	(42,619)	(42,619)	33.8%

	$38,618	$38,024	$(41,279)	$(3,255)	(8.4)%

The tax provision for the quarter reflects accrued foreign exchange gains and losses in Brazil and in Canada on US$ denominated inter-corporate debt which represents approximately 3.9% of the effective tax rate for the quarter (10.8% for the three months ended March 31, 2007). This debt is eliminated on consolidation. The consolidated effective tax rate excluding the tax impact of the intra group foreign exchange gain was (12.3)% for the quarter.

The tax provision also includes tax planning which reduces our tax provision by approximately 32.9% (7.1% reduction for the three months ended March 31, 2007).  The tax planning is eliminated on consolidation.

The income tax expense reported and the Company’s effective tax rate will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

A reconciliation of the Company’s statutory rate to the actual provision is provided in Note 13 to the consolidated financial statements.

The future tax liability as at March 31, 2008 was $2,658M.  The majority of this future tax liability arises on the allocation of the purchase price of our acquisitions to the underlying assets as the tax basis of these assets did not increase.  These future tax liabilities relating to the operating mines will reverse as the assets are depreciated or depleted.  The future tax assets relating to exploration potential will not reverse until the property becomes a mine, is written off, or is sold.  The largest components of our future tax liabilities relate to:

In millions
Gualcamayo	$255
Agua Rica	$400
El Peñón	$480
Exploration Potential	$1,260

12.          LIQUIDITY AND CAPITAL RESOURCES

	March 31, 2008	March 31, 2007

Cash	$213,916	$69,808
Restricted cash	$14,234	$—
Short-term investments	$4,996	$—
Working capital	$203,658	$97,373

Cash flows
Cash flow from operating activities after changes in working capital items	$3,041	$13,861
Cash flow from operating activities before changes in working capital items	$140,000	$68,928
Cash flow from financing activities	$44,060	$15,725
Cash flow from investing activities	$(118,664)	$(29,803)

Cash as at March 31, 2008 was $213.9 million compared to $284.9 million as at December 31, 2007. The decrease in cash during the first quarter is mainly due to investments in property, plant and equipment, mining interests, an increase in accounts receivable and inventory and a decrease in accounts payable and accrued liabilities.

Working capital as at March 31, 2008 was $203.7 million compared to $177.9 million as at December 31, 2007.

Gold sales are made at spot prices and receivables turn around in approximately 3 to 5 days. Copper concentrate sales are made in accordance with smelter off-take agreements whereby provisional payments of approximately 90% are received within 1 to 4 weeks after shipping. Final assays and payments related to these sales are received approximately 2 to 3 months thereafter. Chapada has concentrate accounts receivable of $110.2 million outstanding as at March 31, 2008 of which $46.7 million has been collected subsequent to the quarter end.

Long-term Investments

The Company acquired third party-sponsored asset backed commercial paper (“ABCP”), Agency Bonds, Corporate Bonds and Auction Rate Securities (“ARS”) through its acquisition of Meridian and Northern Orion.  These securities have been classified as long-term investments on the financial statements due to market conditions and the uncertain nature of recoverability.  The Company recognized a fair value adjustment of $22 million as of the date of acquisition.  This represents an approximate 50% discount below par values.  There has been no significant change in the value of these investments since the date of acquisition.

On April 25, 2008, investors of ABCP voted in favour of a restructuring plan to convert the ABCP into long-term notes, which are expected to be distributed later in 2008.

OPERATING CASH FLOW

Cash flow from operations before changes in non-cash working capital items was $140 million for the quarter compared to $68.9 million for the comparative quarter ended March 31, 2007 and $28.0 million for the fourth quarter of 2007. The increase in cash flow from operations for the quarter is primarily due to operations from acquired mines during the fourth quarter and full capacity operations from the Chapada Mine

The strong cash flow growth resulted primarily from the ongoing production expansion. Unrealized losses on derivatives of $103.3 million for the three months has been added back to accounting profit as the mark-to-market adjustments are non-cash, non realized charges.

Cash inflow from operations after taking into effect changes in working capital items for the quarter ended March 31, 2008 was $3 million. This compares to $13.9 million for the comparative period ended March 31, 2007. Working capital continues to increase in line with the production growth.

FINANCING ACTIVITIES

Cash net inflows from financing activities for the quarter ended March 31, 2008 were $44.1 million and included the following:

•      $51.8 million inflow from the exercise of options and warrants; and

•      dividends paid of $6.7 million.

Cash inflow from financing activities for the comparative quarter ended March 31, 2007 was $15.7 million.

The Company has a non-revolving term credit facility of up to $400 million and a revolving credit facility of up to $300 million for a total credit facility of $700 million. Each of the $400 million and $300 million credit facilities are secured by guarantees from, and pledge of shares of, certain operating subsidiaries, and will mature in 2012. Amounts drawn under the respective facilities bear an interest rate of LIBOR plus 0.95% to 1.50% per annum, depending on the Company’s debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio. Undrawn amounts are subject to a commitment fee of 0.2% to 0.4% per annum dependant on the Company’s debt to EBITDA ratio. As at March 31, 2008, the Company had $294.7 million drawn down under the term facility and $250 million drawn down under the revolving credit facility.  Interest expense during the quarter in respect to these facilities was $8.8 million.

INVESTING ACTIVITIES

Cash flow to investing activities includes expenditures on property, plant and equipment, mineral properties and construction. A cash outflow from investing activities of $118.7 million for the quarter consisted primarily of expenditures of $55.2 million on mineral properties, $21.5 million on property, plant and equipment acquisitions and $40 million on construction of the Gualcamayo ($32 million) and São Vicente ($8 million) projects.  A further $17.1 million was spent on capitalized exploration during the quarter.

Current quarter cash outflows from investing activities compare to an outflow of $29.8 million during the comparative period March 31, 2007.

The following is a summary of capital expenditures by mine for the quarter:

(in thousands of dollars)	March 31, 2008	March 31, 2007

Gualcamayo	39,549	5,945
Jacobina	24,333	9,710
El Péñon	11,992	—
São Vicente	8,044	597
Minera Florida	7,628	—
Mercedes	5,110	—
Chapada	4,677	3,593
San Andrés	3,463	740
Pilar	3,215	1,162
C1 Santa Luz	1,885	130
Agua Rica	1,528	—
Guapore properties	1,301	573
Other	4,008	3,293

	$116,733	$25,743

13.          CAPITALIZATION

Shareholders’ equity as at March 31, 2008 was $6 billion compared to $5.9 billion as at December 31, 2007.

The following table sets out the common shares, warrants and options outstanding as at March 31, 2008:

(in thousands)	Actual outstanding as at March 31, 2008	Weighted average year-to-date (i)

Common shares	677,897	675,413
Warrants	46,423	26,935
Options	6,282	5,271

Total	730,602	707,619

(i)                                  The weighted average number of shares excludes anti-dilutive options and warrants.

Of the total number of warrants outstanding, approximately 41.1 million warrants are publicly traded with an average weighted exercise price of C$5.46.

Of the total options and warrants outstanding as at March 31, 2008 approximately 47.8 million were in the money at an average exercise price of C$5.97 as at March 31, 2008.  If exercised this would bring an additional C$285.4 million into treasury.

SHARE CAPITAL

As at March 31, 2008, the Company had 677.9 million (December 31, 2007 - 668.4 million) common shares outstanding. The weighted average shares outstanding for the quarter ended March 31, 2008 was 675.4 million common shares and 707.6 million common shares on a fully diluted basis.

The Company issued a total of 9.0 million and 0.48 million common shares during the quarter ended March 31, 2008, in respect to the exercise of stock options and warrants.

WARRANTS

As at March 31, 2008, the Company had a total of 46.4 million (March 31, 2007 – 16.9 million) share purchase warrants outstanding with an average exercise price of C$6.94 per share (March 31, 2007 - C$8.66). Expiry dates on share purchase warrants range from May 2008 to May 2011, and exercise prices range from C$3.68 to C$19.08. All outstanding warrants were exercisable as at March 31, 2008. The weighted average remaining life of warrants outstanding was 1.19 years (March 31, 2007 - 2.39 years).

Upon the acquisition of Desert Sun and Northern Orion the Company acquired publicly held warrants with the following terms:

(i)                      The YRI.wt.b warrants have an exercise price of C$2.00. On exercise the holder would receive 0.543 of a Yamana share or the equivalent of C$3.68 for one whole Yamana common share. These warrants expire on May 29, 2008. These relate to previously existing A warrants of Northern Orion.

(ii)                  The YRI.wt.a warrants have an exercise price of C$2.50. On exercise the holder would receive 0.6 of a Yamana share or the equivalent of C$4.17 for one whole Yamana common share. These warrants expire on November 20, 2008. These relate to previously existing warrants of Desert Sun Mining.

(iii)              The YRI.wt.c warrants have an exercise price of C$6.00. On exercise the holder would receive 0.543 of a Yamana share or the equivalent of C$11.05 for one whole Yamana common share. These warrants expire on February 17, 2010. These relate to previously existing B warrants of Northern Orion.

There were no warrants issued during the quarter.

As at March 31, 2008 dilutive warrants would contribute an additional $229.1 million into treasury.

STOCK OPTIONS AND STOCK-BASED COMPENSATION

As at March 31, 2008, a total of 6.3 million stock options were outstanding and exercisable. This compares to a total of 11.2 million stock options outstanding of which 11.1 million were exercisable as at March 31, 2007. Stock options outstanding as at March 31, 2008 had a weighted average exercise price of C$8.95 per share (March 31, 2007 - C$8.24 per share) and a weighted average remaining life of 3.52 years (March 31, 2007 - 4.17 years).

There were no stock option grants during the quarter.

As at March 31, 2008, dilutive options would contribute an additional C$56.2 million into treasury.

During the quarter ended March 31, 2008, a total of 10.9 million stock options were exercised (March 31, 2007 – 4.8 million), which brought $49.9 million (March 31, 2007 - $23.7 million) into treasury.

14.          CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in the MD&A the Company is contractually committed to the following as at March 31, 2008 (in thousands of dollars):

Year	2008	2009	2010	2011	2012	Thereafter	Total
Mine operating/construction and service contracts and other	$212,248	$168,326	$69,740	$50,842	$23,527	$13,490	$538,173
Long-term debt principal repayments (i)	63,158	84,211	84,211	84,211	313,156	—	628,947

	$275,406	$252,537	$153,951	$135,053	$336,683	$13,490	$1,167,120

15.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business.  The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

(a)          The Company has a contingent liability to settle health related claims by former employees of Jacobina Mineracao e Commercio Ltda (“JMC”). The Company estimates this contingency to be $23.1 million which has been accrued as at March 31, 2008.  The increase of $0.2 million in the year is due to the appreciation of the Brazilian Real vis-à-vis the US dollar.  There has been no charge in the amount of the contingent liability during the year in local currency.

(b)          In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the claimant.  The claimant alleges that the agreements entitle him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claims damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  While the Company considers that the allegations are unfounded and has been advised by its Argentine counsel that the action is unlikely to be successful, the outcome is not certain.  A statement of defence to the claim has been filed and evidence in the case has been produced.  A judgement on the merits by the court of first instance is pending.  There is no assurance that the Company will be wholly successful in defending against the claims.

16.          OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet investment or debt arrangements.

17.          EXPLORATION AND DEVELOPMENT

Yamana continues to actively explore its exploration targets around existing mines and additional regional exploration targets located on four major greenstone belts in South America. The Company spent $21.7 million during the quarter on exploration programs. This compares to $8.5 million spent during the comparative quarter ended March 31, 2007.  Of the total spent during the quarter approximately $17.1 million was capitalized and the remaining $4.6 million was expensed. The summary that follows summarizes key initiatives and highlights from the exploration program at Yamana.

The Company has allocated approximately $42 million in 2008 for exploration which will be funded by operating cash flows.  The 2008 exploration program includes El Peñón, Mercedes, Pilar de Goías and Minera Florida.

C1 Santa Luz

Yamana has approved a construction start-up for C1 Santa Luz and production is projected for early 2010.  Given the large existing resource base and the significant exploration potential at and surrounding the mine, Yamana expects that C1 Santa Luz will produce at levels of more than 100,000 ounces per year for well in excess of 10 years.

Management is also reviewing opportunities to reduce operating costs and believes that cash costs below $400 per ounce will be achievable primarily through the integration of services and administration with Fazenda Brasileiro.

C1 Santa Luz is planned as a conventional open pit mine with throughput of 2.5 million tonnes per year or 6,800 tonnes per day.  Processing will be done through a conventional CIL flotation circuit.  Average annual gold production is estimated to be approximately 103,000 ounces.  The first full year of production is expected to be approximately 120,000 ounces and planned production is expected to commence in early 2010.

Projected capital expenditures include a contingency of approximately $8.5 million as well as $28.6 million for pre-production stripping of waste.  Operating cash costs productions are based on mining, processing and general and administrative costs per tonne of ore of $7.60, $7.67 and $1.58 respectively.  Approximately $35 million of the capital costs are expected to be spent in 2008 and, in addition, Yamana has allocated $2.4 million for further exploration primarily for the purposes of increasing reserves and mine life.  Capital expenditures are included in the aggregate capital costs for 2008 provided in Yamana’s January 14, 2008 operating outlook press release.

El Peñón

Resources at El Peñón confirm high-grade gold and silver mineralization with exceptional upside that will significantly transform El Peñón.  Both the Al Este and Bonanza deposits remain open along strike, and several other vein systems including Esmeralda remain to be tested by drilling.  During 2008, the Company has budgeted approximately $6.5 million for exploration and 130,000 metres of drilling at El Peñón, the majority of which will be completed in the North Block area to add additional resources.   Yamana believes that there is potential to add up to 1.5 million ounces of reserves and resources. The historical conversion of resources to reserves at El Peñón is approximately 80%.

18.          GOLD AND COPPER MARKETS

For the quarter ended March 31, 2008, spot gold prices averaged $925 per ounce. This compares to an average spot price of $650 and $782 per ounce for the quarter ended March 31, 2007 and December 31, 2007, respectively.  The Company’s gold is sold at spot prices in world markets. The Company’s revenues and profitability is highly dependant on spot gold prices. Gold prices are currently being supported by positive market fundamentals. Decreased mine supply, steady investment and physical demand, lower central bank selling and producer de-hedging are all driving prices. As well, gold’s appeal as an inflation and U.S. dollar hedge have continued to underpin higher gold prices in the near-term. Due to these continuing factors, the Company expects gold prices to remain well supported in the near to mid-term although the market has been displaying a high degree of volatility, which is expected to continue in the near term.

For the quarter ended March 31, 2008, spot copper prices averaged $3.54 per pound, approximately 7.9% higher than the average spot price of $3.28 for the quarter ended December 31, 2007. The rising copper price during the current commodity cycle has been driven by several factors including rising demand underpinned by strong consumption in China and other developing economies, inadequate industry-wide mine production growth, low exchange-traded and consumer inventory levels, supply disruptions and growing investment demand. These factors caused copper prices to increase and should sustain them at current levels. The Company expects that the aforementioned factors will continue to support copper prices for the foreseeable future although the market has been displaying a high degree of volatility, which is expected to continue in the near term.

19.          RISKS AND UNCERTAINTIES

Exploration, development and mining of metals involve numerous inherent risks. As such, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in the price of gold or copper and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the US Dollar.

Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2007. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Operating and Political Risks

The Company holds mining properties in Brazil, Argentina, Chile, Honduras, Mexico and the United States and as such is exposed to the laws governing the mining industry in those countries. The governments in those countries are currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental compliance, expropriation of property, shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in these countries.

To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Currency Risks

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais, Argentine Pesos, Chilean Pesos and to a lesser extent Canadian Dollars, Mexican Pesos and Honduran Lempiras.  Revenues are earned in US Dollars. A strengthened local currency could adversely affect the Company’s costs denominated in US Dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the US Dollar over short-term periods.

The sensitivity of the Company’s net earnings due to a 10% change in US dollar exchange rate compared to the following currencies is summarized in the table below:

For the period ended
March 31, 2008
Effect on net earnings, net of tax

Brazilian Real (on 10% increase in USD exchange rate)	$12,810
Brazilian Real (on 10% decrease in USD exchange rate)	$(13,188)
Argentine Peso (on 10% increase in USD exchange rate)	$58,434
Argentine Peso (on 10% decrease in USD exchange rate)	$(58,434)
Mexican Peso (on 10% increase in USD exchange rate)	$12,079
Mexican Peso (on 10% decrease in USD exchange rate)	$(12,079)
Chilean Peso (on 10% increase in USD exchange rate)	$2,159
Chilean Peso (on 10% decrease in USD exchange rate)	$(2,159)

The Company has entered into several currency hedges to mitigate against fluctuations in the Real vis-à-vis the US Dollar as further discussed in Section “Currency Hedging”.

Commodity Risks

The mining industry is intensely competitive and is highly dependent on commodity prices. The profitability of the Company is directly related to the market price of gold, copper and silver.  A decline in the price of gold, copper or silver could negatively impact the Company’s operations.

The sensitivity of the Company’s revenues, net earnings and Adjusted Earnings due to a 10% change in commodity prices is summarized in the table below:

	For the period ended March 31, 2008
	Revenues	Effect on Net Earnings, net of tax	Effect on Adjusted Earnings, net of tax (i)

Gold (10% increase in price)	$20,598	$15,675	$15,675
Gold (10% decrease in price)	$(20,598)	$(15,675)	$(15,675)
Copper (10% increase in price)	$19,887	$(65,083)	$(13,515)
Copper (10% decrease in price)	$(19,887)	$65,083	$13,515
Silver (10% increase in price)	$4,302	$3,274	$3,274
Silver (10% decrease in price)	$(4,302)	$(3,274)	$(3,274)

(i)        The effect on Adjusted Earnings excludes the impact of a movement in commodity prices on unrealized losses or gains on commodity derivative contracts.

In addition to the direct impact of changes in copper prices on revenues, net earnings are also affected by unrealized accounting gains or losses on the mark-to-market of copper derivative contracts that do not qualify for hedge accounting but provide an economic hedge (refer to Section 10 “Commodity Hedging” for details).  The impact of the sensitivity analysis on Adjusted Earnings excludes these unrealized gains or losses.

The Company has entered into several currency hedges to mitigate against fluctuations in the price of copper as further discussed in Section “Commodity Hedging Program”.

The Company has not hedged any of its gold.

Mineral reserves and resources are estimates which may differ significantly from actual mining results.

Interest Rate Risks

The Company is exposed to interest rate risk on its variable rate debt.  During the fourth quarter, the Company entered into a total of $550 million in interest rate swap agreements to convert floating rate financing to fixed rate financing over a 5 year period.  These contracts fix the rate of interest on the Company’s long-term debt at 4.50%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

Credit Risks

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.  For long-term investments credit risk represents the par value of the instruments.  For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative.  When the fair value of the instruments is positive, this is a reasonable measure of credit risk.  The Company limits credit risk by entering into derivatives with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Liquidity Risks

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. We mitigate liquidity risk by spreading the maturity dates of derivatives over time.

20.          CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

•      Closure and reclamation costs

Closure and reclamation costs are accrued at their fair value and are estimated based   on the Company’s interpretation of current regulatory requirements.

•      Inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down.

•      Depletion and impairment of mineral properties

Mining interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine which they relate to, or using the straight-line method over their estimated useful lives.

The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•      Goodwill and impairment testing

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of the reporting unit to its carrying amounts. If the carrying value of the reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

•      Reserve estimates

The figures for reserves and resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•      Income taxes

Future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as the benefit of losses available to be carried forward to future years for income tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

•      Purchase price allocations on business acquisitions

Purchase price allocations on business acquisitions are determined based on management’s estimates supported by an independent valuation. The preliminary allocation of the purchase prices represents management’s initial estimates. A detailed valuation is to be completed within one year of each acquisition.  It is anticipated that the final purchase price allocations may result in a change to the amounts assigned to mineral properties, a change to the value attributable to tangible assets and the identification of goodwill.

21.          CONTROLS AND PROCEDURES DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Business Conduct and Ethics, our Insider Trading Policy and Share Dealing Code, our Whistleblower Policy, our Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable US and Canadian securities laws. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In conducting its evaluation of the effectiveness of the Company’s disclosure controls and procedures, management has concluded that the Company’s disclosure controls and procedures that are in place remained effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes:

•      maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•      providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•      providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•      providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

Changes in Internal Controls

No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between March 31, 2008 and December 31, 2007 and results of operations for the period ended March 31, 2008 and March 31, 2007.

This Management’s Discussion and Analysis has been prepared as of May 6, 2008. The unaudited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the audited consolidated financial statements and notes thereto for the three months ended March 31, 2008 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2007 and the most recent Annual Information Form for the year ended December 31, 2007 on file with the Securities Commissions of all of the provinces in Canada and the Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

Cautionary Note Regarding Forward-Looking Statements

This Management’s Discussion and Analysis contains “forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation”, hat involve a number of risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, or “might” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, level of activity, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks relating to the integration of acquisitions, risk relating to international operations, the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; fluctuations in metal prices; as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2007 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.